Exhibit 20.1
Press release of the Registrant

FOR RELEASE AT 3:10 P.M. CST VIA NATIONAL WIRE AND FIRST CALL

INVESTOR CONTACT:                                  MEDIA CONTACT:

Al Galgano                                         Michelle Gjerde
Vice President, Investor Relations                 Communications Director
(952) 253-8406                                     (952) 253-8465
WWW.AGALGANO@DIGITALRIVER.COM                      WWW.MICHELLE@DIGITALRIVER.COM

        DIGITAL RIVER REPORTS THIRD QUARTER REVENUE UP 15 PERCENT FROM PRIOR QUARTER AND 89 PERCENT YEAR-OVER-YEAR GROWTH ALSO ANNOUNCES COMPANY-WIDE REPORTING ON A NET REVENUE BASIS

         MINNEAPOLIS, OCTOBER 19, 2000 -- Digital River, Inc. (Nasdaq: DRIV), the world's largest Commerce Service Provider (CSP), today reported net revenue of $7.6 million for the quarter ended September 30, 2000. This represents a sequential increase of 15 percent from net revenue of $6.6 million in the second quarter, and a year-over-year increase of 89 percent from net revenue of $4.0 million in the third quarter of 1999.

         The company also announced that, based on the consensus reached by the Emerging Issues Task Force of the Financial Accounting Standards Board regarding net versus gross revenue recognition which resulted in revised accounting standards, it would commence reporting all revenues on a net basis with the quarter ending September 30, 2000. This change will have no impact on the company's net income, either historically or in the future, as the change simply reflects a new presentation format. Historical information in the new reporting format has been provided by the company as an attachment to this press release. While Digital River no longer manages its business on a gross revenue basis nor will the company report this metric going forward, it said that gross revenues in the third quarter were between $34 and $35 million.

           The net loss prior to goodwill amortization and acquisition-related costs was $5.5 million, or $0.25 per share, in the third quarter, a 34 percent improvement from the second quarter net loss of $8.3 million, or $0.39 per share, and significantly better than analyst expectations. The net loss for the quarter, including goodwill amortization and acquisition-related costs was $8.1 million, or $0.37 per share, compared with a net loss of $12.6 million, or $0.60 per share, in the second quarter.

         For the nine months ended September 30, 2000, net revenue totaled $21.1 million, a 135 percent increase from $9.0 million in the same period last year. Through the first nine months of this year, the net loss, prior to the amortization of goodwill and acquisition-related costs was $ 20.3 million, or $0.96 per share. The net loss for the period, including the amortization of goodwill and acquisition-related costs, totaled $32.7 million, or $1.55 per share, compared with a net loss of $20.7 million, or $1.03 per share in the first nine months of 1999.

                                                      -MORE-

         "I am very pleased with our performance in the third quarter and the momentum generated by each of our businesses," said Joel Ronning, chief executive officer. "Digital River was able to deliver solid results in what was perceived to be a challenging environment for the technology and Internet sectors. We have demonstrated prudence in managing our business and decreased our cash utilization this quarter to $6.8 million, resulting in $32.5 million in cash and investments at September 30th, and we anticipate that our cash utilization in the fourth quarter will be cut in half."

         "We believe we are well capitalized to achieve our profitability targets," Ronning continued. "We look forward to achieving our first profitability milestone for the Software Services division in December, as this will send a clear message to the financial community regarding the strength of the business model Digital River has built," concluded Mr. Ronning.

EXECUTION OF E-BUSINESS SERVICES STRATEGY

         Digital River's E-Business Services division had 15 new client contracts in the third quarter, resulting in a total of 49 client contracts, at September 30, 2000. New contracts since the end of the second quarter included Polaris, Giga Information Group, S3, Xircom and several new divisions of current clients, such as 3M, Fujitsu and Siemens. The E-Business division generated $1.7 million in revenue for the company in the quarter, a sequential increase of 49 percent, from $1.2 million in the second quarter.

         "We're seeing substantial growth opportunities among mid-to-large manufacturing companies as they take their businesses to the Internet," said Perry Steiner, president. "Our E-Business clients are generally mature, profitable companies who sell their products through both direct and indirect sales channels. These types of companies are turning to Digital River to help them build and manage a complex sell-side e-commerce system that supports both channel partners and end customers. As we grow our business just as we have this past quarter, we're committed to enhancing our commerce system and our service offerings to support the needs of our clients."

INDUSTRY-LEADING SOFTWARE AND DIGITAL COMMERCE SERVICES

         The Software Services division generated $5.9 million in net revenue for the company in the quarter, versus revenues of $5.4 million in the second quarter. New clients added since the second quarter included Novell, Network Ice, Harvard Graphics and Havas. The division also added several business-to-education clients as well as game publishers. Also in the quarter Digital River acquired the software services business of NetSales, Inc.

                                                      -MORE-

         "The performance of our Software Services division in the third quarter demonstrates that Digital River has regained its momentum and is the market leader in this category," said Mr. Steiner. "We expect to continue to take advantage of the inevitable shift to selling and delivering software via the Internet. We expect to see high growth in this market from attracting new top-tier clients and from new opportunities as we help to grow our current clients," he concluded.

FUTURE EXPECTATIONS

         The company also announced its expectations for the fourth quarter. Sequential revenue growth is expected to be between 25 and 30 percent over the third quarter. The net loss per share, prior to goodwill amortization and acquisition related expenses, is expected to be approximately $0.21. The company also announced that it anticipates that the cash utilization in the fourth quarter will be approximately half of the third quarter level, at $3.4 million. Based on the revised presentation format for net revenue, the company also announced its revised long-term operating targets. It expects long-term gross margins to be 70-75 percent of net revenue and long-term operating margins to be 25-30 percent of net revenue.

ABOUT DIGITAL RIVER

Digital River (NASDAQ:  DRIV) is the world's largest  Commerce  Service Provider
(CSP), providing over 8,000 companies with complete, outsourced commerce solutions. The Company's e-commerce services include site development and hosting, order and transaction management, system integration, product fulfillment, fraud prevention, e-marketing and customer service. Digital River's clients include Fujitsu, 3M, Siemens, Hewlett-Packard, Novell, Autodesk, Adaptec, Block Financial, Staples.com, CompUSA, Fox Interactive and Egghead.com. For more details about Digital River, visit the corporate web site at www.digitalriver.com or call 952-253-1234.

Digital River will sponsor a third  quarter  conference  call today,  at 3:45 pm
(cdt).  Investors  are  invited  to listen to the  conference  call via  Digital
River's Website, WWW.DIGITALRIVER.COM. Please go to the "Investor" page to access the call and install any necessary audio software.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, this press release contains forward-looking statements, including statements containing the words, "believes," "anticipates," "expects," "and similar words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the Company's limited operating history and variability of operating results; competition in the electronic commerce market; and other risk factors referenced in the Company's public filings with the Securities and Exchange Commission.

Digital River, Inc.
Third Quarter Results
(Unaudited, in thousands, except per share amounts)

Condensed Consolidated Balance Sheets

                                                 September 30, 2000       December 31, 1999
                                               ---------------------- -------------------------
Assets
  Current assets
    Cash and investments                              $  32,540              $  39,507
    Other current assets                                  5,360                  3,335
     Total current assets                                37,900                 42,842

  Property and equipment, net                            13,443                  7,279

  Long-term investments                                      --                 14,832
  Goodwill and other assets                              20,988                 22,189
  Total assets                                        $  72,331              $  87,142

Liabilities and stockholders' equity
  Current liabilities
    Accounts payable                                  $  12,449              $  11,020
    Deferred revenue                                      2,210                    152
    Accrued payroll and other liabilities                 4,116                  2,893
     Total current liabilities                           18,775                 14,065

  Stockholders' equity                                   53,556                 73,077
  Total liabilities and stockholders' equity          $  72,331              $  87,142

Condensed Consolidated Statements of Operations

                                                Three months ended             Nine months ended
                                                  September 30,                  September 30,
                                           ----------------------------- ------------------------------
                                               2000           1999           2000            1999
                                           -------------- -------------- -------------- ---------------
Revenue                                     $  7,607       $  4,017       $ 21,125      $   8,985

Costs and expenses:
  Direct cost of services                        421            264            991            546
  Network and infrastructure                   1,888            940          5,636          2,723
  Sales and marketing                          6,247          4,760         19,690         12,601
  Product research and development             2,857          2,686         10,949          7,483
  General and administrative                   1,151          1,041          3,608          2,958
    Loss before interest, tax,
      depreciation and amortization           (4,957)        (5,674)       (19,749)       (17,326)

Depreciation and amortization                    896            490          2,239          1,238
Amortization of goodwill and
    acquisition related costs                  2,603          3,275         12,331          4,577
    Loss from operations                      (8,456)        (9,439)       (34,319)       (23,141)

Interest income                                  382            751          1,621          2,430
    Net loss                                $ (8,074)      $ (8,688)      $(32,698)      $(20,711)

Net loss per share before amortization
  of goodwill and acquisition costs           $ (.25)        $ (.26)      $   (.96)      $   (.80)
Net loss per share                            $ (.37)        $ (.42)       $ (1.55)       $ (1.03)

Weighted average shares outstanding           21,598         20,604         21,164         20,137

Digital River, Inc.
Statements of Operations - as reclassified for net revenue recognition (unaudited, in thousands, except per share amounts)

1999                                        Qtr. Ended     Qtr. Ended     Qtr. Ended      Qtr. Ended
                                             March 31       June 30      September 30     December 31         Year
----------------------------------------  -------------- ------------- --------------- ---------------- ---------------
Revenue                                     $  1,903       $  3,065      $  4,017        $  5,522         $ 14,507

Costs and expenses:
  Direct cost of services                        126            156           264             255              801
  Network and infrastructure                     866            917           940           1,711            4,434
  Sales and marketing                          3,559          4,281         4,760           4,783           17,383
  Product research and development             2,341          2,456         2,686           2,768           10,251
  General and administrative                     901          1,016         1,041           1,043            4,001
    Loss before interest, tax,
      depreciation and amortization           (5,890)        (5,761)       (5,674)         (5,038)         (22,363)

Depreciation and amortization                    348            400           490             314            1,552
Amortization of goodwill and
    acquisition related costs                     --          1,302         3,275           2,309            6,886
    Loss from operations                      (6,238)        (7,463)       (9,439)         (7,661)         (30,801)

Interest income                                  894            785           751             718            3,148
    Net loss                                $ (5,344)      $ (6,678)      $(8,688)        $(6,943)        $(27,653)

Net loss per share before amortization
  of goodwill and acquisition costs           $ (.27)        $ (.27)       $ (.26)         $ (.22)         $ (1.02)
Net loss per share                            $ (.27)        $ (.33)       $ (.42)         $ (.33)         $ (1.36)

Weighted average shares outstanding           19,632         20,169        20,604          20,889           20,312

                                                                                                          Nine months
2000                                        Qtr. Ended     Qtr. Ended     Qtr. Ended                         Ended
                                             March 31       June 30      September 30                      September 30
------------------------------------------ -------------- ------------- --------------- ---------------- ---------------
Revenue                                    $   6,883      $   6,635      $  7,607                         $ 21,125

Costs and expenses:
  Direct cost of services                        295            275           421                              991
  Network and infrastructure                   1,791          1,957         1,888                            5,636
  Sales and marketing                          6,478          6,965         6,247                           19,690
  Product research and development             3,663          4,429         2,857                           10,949
  General and administrative                   1,235          1,222         1,151                            3,608
    Loss before interest, tax,
      depreciation and amortization           (6,579)        (8,213)       (4,957)                         (19,749)

Depreciation and amortization                    703            640           896                            2,239
Amortization of goodwill and
    acquisition related costs                  5,394          4,334         2,603                           12,331
    Loss from operations                     (12,676)       (13,187)       (8,456)                         (34,319)

Interest income                                  685            554           382                            1,621
    Net loss                                $(11,991)      $(12,633)     $ (8,074)                        $(32,698)

Net loss per share before amortization
  of goodwill and acquisition costs           $ (.32)        $ (.39)       $ (.25)                        $   (.96)

Net loss per share                            $ (.58)        $ (.60)       $ (.37)                         $ (1.55)

Weighted average shares outstanding           20,775         21,100        21,598                           21,164

Digital River, Inc.
Statements of Operations - as reclassified for net revenue recognition (unaudited, in thousands, except per share amounts)




                                                      Year ended December 31,
                                           ---------------------------------------------------
                                              1996         1997         1998         1999
                                           ------------ ------------ ------------ ------------


Revenue                                      $    16      $   420     $  3,424     $ 14,507

Costs and expenses:
  Direct cost of services                          2           23          116          801
  Network and infrastructure                      86          580        1,836        4,434
  Sales and marketing                             57        1,446        9,310       17,383
  Product research and development               131          877        3,140       10,251
  General and administrative                     402          837        3,111        4,001
    Loss before interest, tax,
      depreciation and amortization             (662)      (3,343)     (14,089)     (22,363)

Depreciation and amortization                     35          195          604        1,552
Amortization of goodwill and
    acquisition related costs                     --           --           --        6,886
    Loss from operations                        (697)      (3,538)     (14,693)     (30,801)

Interest income                                    8           53          895        3,148
    Net loss                                   $(689)     $(3,485)    $(13,798)    $(27,653)

Net loss per share before amortization
  of goodwill and acquisition costs           $ (.13)      $ (.46)     $ (1.01)     $ (1.02)
Net loss per share                            $ (.13)      $ (.46)     $ (1.01)     $ (1.36)

Weighted average shares outstanding            5,333        7,514       13,691       20,312

